UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*


                              Orphan Medical, Inc.
                     --------------------------------------
                                (Name of Issuer)


                                     Common
                     --------------------------------------
                         (Title of Class of Securities)


                                   687303-10-7
                      -------------------------------------
                                 (CUSIP Number)


                               September 29, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]    Rule 13d-1(b)
       [x]    Rule 13d-1(c)
       [ ]    Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))


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                                                               Page 2 of 5 pages

                                  SCHEDULE 13G
                                  ------------


CUSIP NO.   687303-10-7
           ---------------------------------


1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        John Howell Bullion

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [___]
                                                                     (b)   [___]

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION


                                 5.    SOLE VOTING POWER  432,312*.
              NUMBER OF                                   -------
                SHARES
             BENEFICIALLY        6.    SHARED VOTING POWER   0 .
              OWNED BY                                     ----
                EACH
              REPORTING          7.    SOLE DISPOSITIVE POWER 432,312*.
               PERSON                                         -------
                WITH
                                 8.    SHARED DISPOSITIVE POWER   0 .
                                                                ----

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        432,312

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [___]

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        6.5%

12.     TYPE OF REPORTING PERSON*
        IN

* Includes 8,400 shares held in trust for the benefit of the Reporting Person's minor children and 350,000 exercisable options.

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                                                               Page 3 of 5 pages


ITEM 1(a).  Name of Issuer
            --------------

            Orphan Medical, Inc.


ITEM 1(b).  Address of Issuer's Principal Executive Offices
            -----------------------------------------------
            13911 Ridgedale Drive
            Minnetonka, MN 55305


ITEM 2(a).  Names of Persons Filing
            ---------------------
            John Howell Bullion


ITEM 2(b).  Address of principal business office
            ------------------------------------
            13911 Ridgedale Drive
            Minnetonka, MN 55305


ITEM 2(c).  Citizenship
            -----------
            U.S. citizen


ITEM 2(d).  Title of Class of Securities
            ----------------------------

            Common Stock


ITEM 2(e).  CUSIP Number
            ------------
            687303-10-7


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)- 2(b), check whether the person filing it is a:
            --------------

       (a)  [  ]  Broker or dealer registered under Section 15 of the Act (15
                  U.S.C. 780);

       (b)  [  ]  Bank as defined in section 3(a)(6) of the Act;

       (c)  [  ]  Insurance Company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c);

       (d)  [  ]  An Investment company registered under section 8 of the
                  Investment Advisers Act of 1940 (15 U.S.C. 80a-8);

       (e)  [  ]  An Investment adviser in accordance with ss.240.13d-
                  1(b)(1)(ii)(E);

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                                                               Page 4 of 5 pages

       (f)  [  ]  An employee benefit plan, or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

       (g)  [  ]  A parent holding company or control person, in accordance with
                  ss. 240.13d-1(b)(ii)(G);

       (h)  [  ]  A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i)  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j)  [  ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM 4.     Ownership
            ---------

       (a)  Amount beneficially owned 432,312 *

       (b)  Percent of class 6.5% .

       (c)  Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote 432,312*.

            (ii)  shared power to vote or to direct the vote 0.

            (iii) sole power to dispose or to direct the disposition of
                  432,312*.

            (iv)  shared power to dispose or to direct the disposition of 0.

ITEM 5.     Ownership of Five Percent or Less of a Class
            --------------------------------------------
            N/A


ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person
            ---------------------------------------------------------------
            N/A


ITEM 7.     Identification and Classification of the Subsidiary Which Acquired
            ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company
            -------------------------------------------------------------
            N/A


ITEM 8.     Identification and Classification of Members of the Group
            ---------------------------------------------------------


* Includes 8,400 shares held in trust for the benefit of the Reporting Person's minor children and 350,000 exercisable options.

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                                                               Page 5 of 5 pages


ITEM 9.     Notice of Dissolution of Group
            ------------------------------

            N/A

ITEM 10.    Certification
            -------------

            By signing below I certify that, to the best of my knowledge and belief the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 5, 1998



                                           /S/ John Howell Bullion
                                        ----------------------------------
                                        John Howell Bullion